EXHIBIT 99.4

RESTRICTED STOCK UNIT AGREEMENT

Grant Date:                                                                                                                            <<Grant Date>>
Grantee (“Employee”):                                                                                                                      «First_Name» «MI» «Last_Name»
Aggregate Number of Units Subject to Award:                                                                                                                     «Number _Restricted_Units»
Restriction Period:                                                                                                                        5 year restriction period

This RESTRICTED STOCK UNIT AGREEMENT (“Agreement”) is made as of <<Grant Date>>, between HALLIBURTON COMPANY, a Delaware corporation (the “Company”), and «First_Name» «MI» «Last_Name» (“Employee”).

1.	Award.

(a)           Units.  Pursuant to the Halliburton Company Stock and Incentive Plan (the “Plan”), Employee is hereby awarded the aggregate number of units subject to award set forth above (the “Restricted Stock Units”) evidencing the right to receive an equivalent number of shares of the Company’s common stock, par value $2.50 per share (“Stock”), subject to the conditions of the Plan and this Agreement.

(b)           Plan Incorporated.  Employee acknowledges receipt of a copy of the Plan, and agrees that this award of Restricted Stock Units shall be subject to all of the terms and conditions set forth in the Plan, including future amendments thereto, if any, pursuant to the terms thereof, which Plan is incorporated herein by reference as a part of this Agreement.  Except as defined herein, capitalized terms shall have the same meanings ascribed to them under the Plan.

    2.  Terms of Restricted Stock Units.  Employee hereby accepts the Restricted Stock Units and agrees with respect thereto as follows:

(a)           Forfeiture of Restricted Stock Units.  In the event of termination of Employee’s employment with the Company or employing Subsidiary for any reason other than (i) normal retirement on or after age sixty-five, (ii) death or (iii) disability as determined by the Company or employing Subsidiary, or except as otherwise provided in subparagraph (c) of this Paragraph 2, Employee shall, for no consideration, forfeit all Restricted Stock Units to the extent they are not fully vested.

(b)           Assignment of Restricted Stock Units Prohibited.  The Restricted Stock Units may not be sold, assigned, pledged, exchanged, hypothecated or otherwise transferred, encumbered or disposed of.

(c)           Vesting Schedule.  The Restricted Stock Units shall vest in accordance with the following schedule provided that Employee has been continuously employed by the Company from the date of this Agreement through the applicable vesting date:

                                                                                                          Percentage of Total Number of
Vesting Date                                                                                           Restricted Stock Units Vesting
First Anniversary of the
  date of this Agreement                                                                                                             20%

Second Anniversary of the
  date of this Agreement                                                                                                             20%

Third Anniversary of the
  date of this Agreement                                                                                                             20%

Fourth Anniversary of the
  date of this Agreement                                                                                                             20%

Fifth Anniversary of the
  date of this Agreement                                                                                                             20%

Notwithstanding the foregoing, the Restricted Stock Units shall become fully vested on the earlier of (i) the occurrence of a Corporate Change (as such term is defined in the Plan), or (ii) the date Employee’s employment with the Company is terminated by reason of death, disability (as determined by the Company or employing Subsidiary) or normal retirement on or after age sixty-five.  In the event Employee’s employment is terminated for any other reason, including retirement prior to age sixty-five with the approval of the Company or employing Subsidiary, the Committee which administers the Plan (the “Committee”) or its delegate, as appropriate, may, in the Committee’s or such delegate’s sole discretion, approve the acceleration of the vesting of any or all Restricted Stock Units not theretofore vested, such vesting to be effective on the date of such approval or Employee’s termination date, if later.

(d)           Shareholder Rights.  The Employee shall have no rights to dividends, dividend equivalents or any other rights of a shareholder with respect to shares of Stock subject to this award of Restricted Stock Units unless and until such time as the award has been settled by the transfer of shares of Stock to the Employee.

(e)           Settlement and Delivery of Stock.  Payment of vested Restricted Stock Units shall be made as soon as administratively practicable after vesting.  Settlement will be made by payment in shares of Stock or cash in accordance with the Plan.  Notwithstanding the foregoing, the Company shall not be obligated to deliver any shares of Stock if counsel to the Company determines that such sale or delivery would violate any applicable law or any rule or regulation of any governmental authority or any rule or regulation of, or agreement of the Company with, any securities exchange or association upon which the Stock is listed or quoted.  The Company shall in no event be obligated to take any affirmative action in order to cause the delivery of shares of Stock to comply with any such law, rule, regulation or agreement.

Furthermore, Employee understands that the laws of the country in which he/she is working at the time of grant or vesting of the Restricted Stock Units or at the subsequent sale of shares of Stock granted to Employee under this Award (including any rules or regulations governing securities, foreign exchange, tax, labor or other matters) may subject Employee to additional procedural or regulatory requirements he/she is solely responsible for and will have to independently fulfill in relation to ownership or sale of such shares.

Employee further understands and agrees that the Company and any related company are neither responsible for any foreign exchange fluctuations between Employee’s local currency and the United States Dollar that may affect the value of Stock nor liable for any decrease in the value of Stock.

3.           Withholding of Tax.  The Committee may make such provisions as it may deem appropriate for the withholding of any taxes which it determines is required in connection with this award of Restricted Stock Units, and, unless otherwise approved by the Committee, the Company shall either (i) reduce the number of shares of Stock that would have otherwise been delivered to Employee by a number of shares of Stock having a Fair Market Value equal to the amount required to be withheld, or (ii) withhold the appropriate amount of any taxes due in accordance with the Company’s payroll procedures applicable to the Employee.

4.           Employment Relationship.  For purposes of this Agreement, Employee shall be considered to be in the employment of the Company as long as Employee remains an employee of the Company or any Subsidiary, or a corporation or a subsidiary of such corporation assuming or substituting a new award for this award of Restricted Stock Units.  Any question as to whether and when there has been a termination of such employment, and the cause of such termination, shall be determined by the Committee, or its delegate, as appropriate, and its determination shall be final.

Nothing contained in this Agreement is intended to constitute or create a contract of employment, nor shall it constitute or create the right to remain associated with or in the employ of the Company or a related company for any particular period of time.  This Agreement shall not interfere in any way with the Company or a related company’s right to terminate Employee’s employment at any time.  Furthermore, this Agreement, the Plan, and any other Plan documents are not part of Employee’s employment contract, if any, and do not guarantee either Employee’s right to receive any future grants under such Agreement or Plan or the inclusion of the value of any grants in the calculation of severance payments, if any, upon termination of employment.

5.           Data Privacy.  In order to perform its obligations under the Plan or for the implementation and administration of such Plan, the Company may collect, transfer, use, process, or hold certain personal or sensitive data about Employee.  Such data includes, but is not limited to Employee’s name, nationality, citizenship, work authorization, date of birth, age, government or tax identification number, passport number, brokerage account information, address, compensation and equity award history, and beneficiaries’ contact information.  Employee explicitly consents to the collection, transfer (including to third parties in Employee’s home country or the United States or other countries, such as but not limited to human resources personnel, legal and tax advisors, and brokerage administrators), use, processing, and holding, electronically or otherwise, of his/her personal information in connection with this or any other equity award.  At all times, the Company shall maintain the confidentiality of Employee’s personal information, except to the extent the Company is required to provide such information to governmental agencies or other parties; such actions will be undertaken by the Company only in accordance with applicable law.

6.           Mode of Communications.  Employee agrees, to the fullest extent permitted by law, in lieu of receiving documents in paper format, to accept electronic delivery of any documents that the Company or related company may deliver in connection with this grant and any other grants offered by the Company, including prospectuses, grant notifications, account statements, annual or quarterly reports, and other communications.  Electronic delivery of a document may be made via the Company’s email system or by reference to a location on the Company’s intranet or website.

To the extent Employee has been provided with a copy of this Agreement, the Plan, or any other documents relating to this Award in a language other than English, the English language documents will prevail in case of any ambiguities or divergences as a result of translation.

7.           Committee’s Powers.  No provision contained in this Agreement shall in any way terminate, modify or alter, or be construed or interpreted as terminating, modifying or altering any of the powers, rights or authority vested in the Committee or, to the extent delegated, in its delegate pursuant to the terms of the Plan or resolutions adopted in furtherance of the Plan, including, without limitation, the right to make certain determinations and elections with respect to the Restricted Stock Units.

8.           Binding Effect.  This Agreement shall be binding upon and inure to the benefit of any successors to the Company and all persons lawfully claiming under Employee.

9.
Governing Law and Forum.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Texas  without regard to principles of conflict of laws, except to the extent that it implicates matters which are the subject of the General Corporation Law of the State of Delaware, which matters shall be governed by the latter law.  For purposes of resolving any dispute that may arise directly or indirectly from this Agreement, the parties hereby agree that any such dispute that cannot be resolved by the parties shall be submitted for resolution through the Halliburton Dispute Resolution Program, which Program’s last step is final and binding arbitration.

IN WITNESS WHEREOF, the Company has caused this Agreement to be duly executed by an officer thereunto duly authorized as of the date first above written.

HALLIBURTON COMPANY
[Missing Graphic Reference]

By
  David J. Lesar
  Chairman of the Board, President
   and Chief Executive Officer

 I HEREBY AGREE TO THE TERMS AND CONDITIONS HEREINAFTER SET FORTH IN THIS RESTRICTED STOCK UNIT AGREEMENT DATED <<Grant Date>>.

<<Acceptance Date>>

Halliburton Company
Stock and Incentive Plan (the “Plan”)

Grant Agreement
Country-Specific Addendum

This Addendum includes additional country-specific notices, disclaimers, and/or terms and conditions that apply to residents of the countries listed below and that may be material to your participation in the Plan.  Unless otherwise noted below, capitalized terms shall take the same definitions assigned to them under the Plan and your grant agreement.  This Addendum forms part of your grant agreement and should be read in conjunction with the Plan.

Argentina
Foreign Exchange Information
US dollar transactions must be conducted through financial intermediaries authorized by the Argentine Central Bank.  Transactions which in the aggregate exceed US $2 million or its equivalent, per individual per month, are subject to prior approval of the Central Bank.  US dollar proceeds from an option exercise or other sale of stock by a participant, when remitted to Argentina, are subject to conversion to Argentine pesos at applicable exchange rates and subject to any applicable regulations of the Central Bank. In addition, the transfer of funds into Argentina as a repatriation of a portfolio investment abroad may be subject to a 365-day deposit and holding with an Argentine financial institution.  Please confirm the foreign exchange requirements with your local bank before any transfer of funds in or out of Argentina.

Brazil
Foreign Exchange Information
The regulations of the Central Bank of Brazil governing investments abroad are subject to change at any time and such changes could affect your ability to exercise options or receive cash proceeds from option exercises.  Please check with your local equity coordinator about any currently effective restrictions before exercising your options.  Additionally, you are required to report to the Central Bank of Brazil, on a yearly basis, the value of any and all assets held abroad (including Halliburton shares) if the value of such assets equals or exceeds US $100,000, as well as any capital gain, dividend or profit attributable to such assets.

Canada
Consent to Receive Information in English (Quebec Employees)
I acknowledge that it is the express wish of the parties that this agreement, as well as all documents, notices and legal proceedings entered into, given or instituted pursuant hereto or relating directly or indirectly hereto, be written in English.

Je reconnais que c'est mon souhait exprès d'avoir exigé la rédaction en anglais de cette convention, ainsi que de tous documents exécutés, avis donnés et procédures judiciaries intentées, directement ou indirectement, relativement à ou suite à la présente convention.

China
Foreign Exchange Information
Due to foreign exchange restrictions in China, you are required to repatriate all proceeds from the sale of shares that have been issued to you under an award through a special-purpose foreign exchange account.  For further details, please see the separate communications and Agreement of Restricted Stock Unit Lapse Acknowledgment Letter regarding awards in China.

France
Foreign Exchange Information
Residents of France with foreign account balances in excess of EUR 1 million or its equivalent must report monthly to the Bank of France.

Securities Law Notice
This offer has not been filed with the Autorité des marchés financiers.  You may only participate in this offer on your own account.  Any public offering of shares purchased through this offer must be made in accordance with Article L. 211-1 I of the French Monetary and Financial Code.

India
Foreign Exchange Information
You are required to repatriate to India any cash balances received in respect of dividends within seven (7) days of receipt.  In addition, any payments received in relation to fractional shares and any cash balance received as a result of the sale of shares acquired under Halliburton’s programs must be repatriated to India within ninety (90) days of receipt.  Please note that you should keep the remittance certificate received from the bank where foreign currency is deposited in the event that the Reserve Bank of India, Halliburton or your employer requests proof of repatriation.

Italy
Data Privacy Notice
Pursuant to Legislative Decree no. 196/2003, the Controller of personal data processing is Halliburton, with registered offices at Houston, Texas, U.S.A., and its representative in Italy for privacy purposes is: Halliburton Italiana S.p.A.

I understand that data processing related to the purposes specified above shall take place under automated or non-automated conditions, anonymously when possible, that comply with the purposes for which data are collected and with confidentiality and security provisions as set forth by applicable laws and regulations, with specific reference to Legislative Decree no. 196/200.

The processing activity, including the communication and transfer of my data abroad, including outside of the European Union, as herein specified and pursuant to applicable laws and regulations, does not require my consent thereto as the processing is necessary for the performance of contractual obligations related to the implementation, administration and management of the Plan.  I understand that the use of my data will be minimized where it is not necessary for the implementation, administration and management of the Plan.  I further understand that, pursuant to Section 7 of the Legislative Decree no. 196/2003, I have the right to, including but not limited to, access, delete, update, ask for rectification of my data and stop, for legitimate reason, the data processing.  Furthermore, I am aware that my data will not be used for direct marketing purposes.

Kuwait
Securities Law Notice
The information contained herein is intended solely for your use; it is confidential and privileged and is not intended to be circulated to any other person or party other than eligible employees or published by any means.  You may not rely on the information contained herein for any purpose other than in relation to this offer and any share purchase or award hereunder.

Malaysia
Securities Law Notice
The grant of Halliburton stock incentive awards in Malaysia constitutes or relates to an ‘excluded offer,’ ‘excluded invitation,’ or ‘excluded issue’ pursuant to Section 229 and Section 230 of the CMSA, and as a consequence no prospectus is required to be registered with the Securities Commission of Malaysia.

The award documents do not constitute and may not be used for the purpose of a public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Securities Commission in Malaysia under the CMSA.

Mexico
Labor Law Acknowledgment
In accepting this grant, you expressly recognize that Halliburton, with registered offices at 5 Houston Center, 1401 McKinney Street, Suite 2400, Houston, TX, 77010, U.S.A., is solely responsible for the administration of the Plan and that your participation in the Plan and acquisition of shares of Common Stock do not constitute an employment relationship between yourself and Halliburton since you are participating in the Plan on a wholly commercial basis and your sole Employer is Halliburton’s subsidiary in Mexico for which you are employed (“Halliburton Mexico”).  Based on the foregoing, you expressly recognize that the Plan and the benefits that you may derive from your participation in the Plan do not establish any rights between yourself and your employer, Halliburton Mexico, and do not form part of the employment conditions and/or benefits provided by Halliburton Mexico and any modification of the Plan or its termination shall not constitute a change or impairment of the terms and conditions of your employment with Halliburton Mexico.

You further understand that your participation in the Plan is as a result of a unilateral and discretionary decision of Halliburton; therefore, Halliburton reserves the absolute right to amend and/or discontinue your participation at any time without any liability to you.

1.  The undersigned has freely elected to participate in the Plan and therefore agrees to be subject to the provisions of the Plan.  The undersigned’s participation in the Plan, the acquisition of Halliburton’s stock and the profits or losses that may result from the undersigned’s participation in the Plan shall not be deemed as part of the undersigned’s salary or other remuneration having any labor relationship with Halliburton Mexico, since it is not received as consideration for the services rendered to such Subsidiary/Affiliate by the Participant.

2.  Profits or losses that may result from the undersigned’s participation in the Plan may substantially vary from one year to another, as per Halliburton’s stock market price fluctuations; therefore, the undersigned expressly releases Halliburton Mexico and Halliburton from any liability in which the undersigned may incur by virtue of such fluctuations, including, without limitation, those losses resulting from the variation of exchange rates to buy US dollars with Mexican pesos.

3.  The undersigned acknowledges having received a copy of the Plan, summarizing the terms and conditions thereof and confirms having read it and understanding such Plan’s context and legal scope.  The undersigned hereby agrees and expressly acknowledges willingness to be subject to the terms of the Plan, as well as to the terms and conditions of any related documents, and understands that the Plan is at the undersigned’s disposal at the offices located at Servicios Professionales Petroleros, S. de R.L. De C.V.

Reconocimiento de la Legislación Laboral
Derivado de su aceptación de las Acciones, expresamente reconoce que Halliburton, cuyas oficinas se encuentran ubicadas en 5 Houston Center, 1401 McKinney Street, Suite 2400, Houston, TX, 77010, U.S.A., es la única responsable por la administración del Plan y que su participación en el mismo y la adquisición de Acciones Ordinarias no constituye una relación de trabajo entre usted y Halliburton, toda vez que usted participa en el Plan derivado de una relación comercial y que su único patrón lo es la empresa subsidiaria de Halliburton en México, con la cual está usted contratado (“Halliburton-México”) como empleado.  Derivado de lo anterior, usted expresamente reconoce que el Plan y los beneficios que puedan derivarse de su participación en el mismo no establecen derecho alguno entre usted y su patrón Halliburton-México, y que no forman parte de las condiciones de trabajo y/o beneficios y contraprestaciones otorgados por Halliburton-México y que cualquier modificación al Plan o su terminación no constituyen un cambio o terminación de los términos y condiciones de su relación de trabajo con Halliburton-México.

Asimismo, entiende que su participación en el Plan es el resultado de una decisión unilateral y discrecional por parte de Halliburton, por lo tanto, Halliburton se reserva el absoluto derecho de modificar y/o terminar su participación en cualquier momento sin responsabilidad alguna con usted.

1.  El suscrito, he elegido libremente en participar en el Plan, sujetándome a los términos establecidos en el Plan. Mi participación en el Plan, la adquisición de las acciones de Halliburton y las ganancias o  pérdidas que resulten de mi participación en el Plan, no deberán ser consideradas como parte de mi salario u alguna otra remuneración que reciba como empleado de Halliburton Mexico, siendo que no forma parte de la contraprestación que recibo por los servicios que presto a dicha Subsidiaria /Afiliada como Participante.

2.  Las ganancias o pérdidas que puedan resultar de mi participación en el Plan podrán variar substancialmente de un año a otro, derivado de las fluctuaciones del valor de mercado de las acciones de Halliburton, por tanto, el suscrito expresamente libera a Halliburton Mexico y Halliburton de cualquier responsabilidad en la que el suscrito pueda incurrir por virtud de dichas fluctuaciones, incluyendo, sin limitación, aquellas pérdidas que resulten de la variación en la paridad Peso- Dólar.

3.  El suscrito he recibido una copia del Plan (“Stock and incentive Plan”), mismo que contiene los términos y condiciones del mismo, y confirmo haberlo leído y entendido su alcance legal.  El suscrito confirmo que es mi voluntad sujetarme a los términos del Plan, así como de los términos y condiciones de cualquier documento relacionado con dicho Plan. Es de mi conocimiento que el Plan se encuentra a mi disposición para consulta en las oficinas ubicadas en Servicios Professionales Petroleros, S. de R.L. De C.V.

Singapore
Securities Law Notice
This grant of an Option or Restricted Stock Unit and the Common Stock to be issued upon the exercise or vesting of such Option or Restricted Stock Unit shall be made available only to an employee of the Company or its Subsidiary, in reliance of the prospectus exemption set out in Section 173(1)(f) of the Securities and Futures Act (Chapter 289) of Singapore.  In addition, you agree, by your acceptance of this grant, not to sell any Common Stock within six months of the date of grant.

Please note that neither this agreement nor any other document or material in connection with this offer of the Option or Restricted Stock Unit and the Common Stock thereunder has been or will be lodged, registered or reviewed by any regulatory authority in Singapore.

Thailand
Foreign Exchange Information
Please note that any dividends received from foreign stock owned and all proceeds from the sale of such stock must be remitted to Thailand and must be deposited or converted into Thai Baht with a commercial bank in Thailand within seven (7) days of receipt according to the Ministerial Regulation No. 13, dated 3 December 1954.  If the transfer of funds abroad exceeds US $1 million per annum, participants must obtain approval from the Bank of Thailand to such remittance.